Eric Weinheimer Vice-President & Associate General Counsel	Sun Life Financial Inc. 150 King Street West Suite 1400 Toronto, Ontario M5H 1J9 Tel: (416) 979-4825 Fax: (416) 979-3209 eric_weinheimer@sunlife.com

May 18, 2012

VIA EDGAR

United States Securities and Exchange Commission

Washington D.C. 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Dear Mr. Rosenberg,

Re:	Sun Life Financial Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
File No. 001-15014

We acknowledge receipt of your letter to Mr. Thomas A. Bogart, Executive Vice-President, Corporate Development and General Counsel of Sun Life Financial Inc., dated May 8, 2012, with respect to the review by the Securities and Exchange Commission of the Company’s Form 40-F for the year-ended December 31, 2011. In your letter, you asked that we either provide a response to the comments in your letter within 10 business days or advise you when we will be able to provide a response. As discussed with Lisa Vanjoske, Assistant Chief Accountant, United States Securities and Exchange Commission, we will provide our response to your letter by June 5, 2012.

Yours truly

/s/ “Eric Weinheimer”

Eric Weinheimer

Vice-President &

    Associate General Counsel

ERW/dj

cc:	Lisa Vanjoske, Assistant Chief Accountant
Colm Freyne, Executive Vice-President
& Chief Financial Officer
Neil Harrison, Deloitte & Touche LLP